Annuity Endorsement

This endorsement is made a part of the annuity contract to which it is attached. It changes certain terms and provisions of the contract.

The Pre-election of an Annuity Income Plan provision of the contract is deleted in its entirety and replaced by the following provision.

Pre-election of an Annuity Income or Alternative Payment Plan
According to procedures then if effect, if any, you may elect how the death benefit under the contract is to be distributed in the event of death before annuitization. You must make any such election on a form satisfactory to us. We must receive the form in our administrative office prior to the date of death. The death benefit, when payable, will then be distributed as elected by you, rather than as requested by the beneficiary. Such election of an annuity income plan or alternative payment plan must, at the time of death, satisfy distribution requirements under Section 72 or other applicable sections of the Code including any Required Minimum Distribution rules under the Code that are applicable. If, at the time of death, the payment plan you pre-elected does not satisfy applicable Code requirements, the election will be void and the beneficiary will be permitted to elect payment as otherwise allowed by this contract.

This endorsement is effective as of the contract date of this contract unless otherwise provided.

American Enterprise Life Insurance Company

/s/ Paul R. Johnston


Secretary

273566                                                               [A (05/05)]